

SEC 07001157 ISSION

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR 0 1 2007

| SEC FILE NUMBER |
|---|
| 8- 8--48893 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Jesup and Lamont Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue - 3rd Floor
(No. and Street)

| New York | New York | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Moreno (212) 918-0400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Ellin Company, LLP
(Name – *if individual, state last, first, middle name*)

| 750 Lexington Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 0 3 2007 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, William Moreno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jesup & Lamont Securities Corporation, as of December, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JEROME CROWN
Notary Public, State of New York
No. 01CR5084272
Qualified in New York County
Commission Expires September 2, 2009

Notary Public



Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

# JESUP & LAMONT SECURITIES CORPORATION
# (A WHOLLY OWNED SUBSIDIARY OF
# EMPIRE FINANCIAL HOLDING COMPANY)
# AUDITED FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2006

JESUP & LAMONT SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
EMPIRE FINANCIAL HOLDING COMPANY)
AUDITED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS



MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

**INDEPENDENT AUDITORS' REPORT**

**To the Stockholder**
**Jesup & Lamont Securities Corporation**
**New York, New York**

We have audited the accompanying statement of financial condition of Jesup & Lamont Securities Corporation (a wholly-owned subsidiary of Empire Financial Holding Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended for filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Jesup & Lamont Securities Corporation at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule I7a-5 Under the Securities Exchange Act of 1934. Such information, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Miller, Ellin + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2007

## JESUP & LAMONT SECURITIES CORPORATION
## (A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2006

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 123,370 |
| Commissions and other receivables from clearing organization | 1,082,896 |
| Marketable securities owned, at market value | 43,109 |
| Securities not readily marketable, at estimated fair value | 9,720 |
| Furniture and equipment, net | 295,735 |
| Due from officers | 639,032 |
| Due from former parent | 82,544 |
| Intangible assets, net | 5,112,655 |
| Due from Empire Financial Holding Company | 71,150 |
| Other assets | 752,684 |
| Total assets | $ 8,212,895 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| **Liabilities:** | |
| Accounts payable, accrued expenses and other liabilities | $ 888,662 |
| Note payable | 12,584 |
| Deferred rent payable | 74,093 |
| Total liabilities | 975,339 |
| Commitments and Contingencies | |
| **Stockholder's equity:** | |
| Common stock - no par value, 12,342 shares authorized, issued and outstanding | 6,000 |
| Additional paid-in capital | 11,061,410 |
| Accumulated deficit | (3,829,854) |
| Total stockholder's equity | 7,237,556 |
| Total liabilities and stockholder's equity | $ 8,212,895 |

*The accompanying notes are an integral part of these financial statements.*

**JESUP & LAMONT SECURITIES CORPORATION**
**(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)**
**STATEMENT OF OPERATIONS**
**DECEMBER 31, 2006**

| | |
|---|---|
| Revenues: | |
| Commissions and fees | $ 9,918,530 |
| Net gain on securities transactions | 3,264,502 |
| Service fees | 5,374,044 |
| Interest and dividends | 1,139,838 |
| Other revenues | 1,509,315 |
| Total revenues | 21,206,229 |
| Expenses: | |
| Employee compensation, commissions and benefits | 15,691,608 |
| Clearing and execution costs | 1,760,815 |
| Communications and data processing | 864,736 |
| Occupancy costs | 1,536,307 |
| Professional and consulting services | 699,690 |
| Regulatory fees and assessments | 191,980 |
| Depreciation and amortization | 227,047 |
| General and administrative | 1,210,017 |
| Total expenses | 22,182,200 |
| Loss before income taxes | (975,971) |
| Income taxes | 1,019 |
| Net Loss | $ (976,990) |

*The accompanying notes are an integral part of these financial statements.*

**JESUP & LAMONT SECURITIES CORPORATION**
**(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | Common Stock | | Treasury Stock | | Paid-In | Accumulated | Stockholder's |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Capital | Deficit | Equity |
| Balance, January 1, 2006 | 9,454 | $6,000 | 1,184 | ($133,884) | $4,820,755 | ($2,718,980) | $1,973,891 |
| Sale of stock to former parent | 2,888 | | | | 1,000,000 | | 1,000,000 |
| Recognition of intangibles on sale to Empire Financial Holding Company | | | | | 4,990,655 | | 4,990,655 |
| Retirement of treasury stock | | | (1,184) | 133,884 | | (133,884) | - |
| Capital contributions from Empire Financial Holding Company | | | | | 250,000 | | 250,000 |
| Net loss | | | | | | (976,990) | (976,990) |
| Balance, December 31, 2006 | 12,342 | $6,000 | 0 | $0 | $11,061,410 | ($3,829,854) | $7,237,556 |

*The accompanying notes are an integral part of these financial statements.*

**JESUP & LAMONT SECURITIES CORPORATION**
**(A WHOLLY-OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | $ (976,990) |
| Adjustments to reconcile net loss to net cash used by operating activities | |
| Depreciation and amortization | 227,048 |
| Deferred rent | (54,108) |
| (Increase) decrease in operating assets: | |
| Securities owned, marketable, at market value | (51,044) |
| Securities owned, not readily marketable, at fair value | 11,897 |
| Commissions and other receivables from clearing organizations | 73,988 |
| Other assets | (154,272) |
| Increase (decrease) in operating liabilities: | |
| Accounts payable, accrued expenses and other liabilities | 36,565 |
| Total adjustments | 90,074 |
| Total cash used by operating activities | (886,916) |
| **Cash flows from investing activities:** | |
| Purchases of equipment | (66,038) |
| Due from employees and officers | (18,532) |
| **Total cash used by investing activities:** | (84,390) |
| **Cash flows from financing activities:** | |
| Capital contributions from Empire | 250,000 |
| Sale of stock to former parent | 1,000,000 |
| Advances to former parent | (82,544) |
| Advances to parent company | (71,150) |
| Payments of note payable | (28,331) |
| **Total cash provided by financing activities** | 1,067,975 |
| Net increase in cash and cash equivalents | 96,669 |
| **Cash and cash equivalents at beginning of year** | 26,701 |
| **Cash and cash equivalents at end of year** | $ 123,370 |
| **Supplemental cash flow information:** | |
| Cash paid during the year for interest | $ 14,927 |
| Income taxes paid | $1,019 |
| **Non cash interest and financing activities:** | |
| Increase in intangible assets due to sale of the Company to Empire | $4,990,655 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Organization and Nature of Business

Jesup & Lamont Securities Corporation (the "Company") is a broker and dealer registered with the Securities and Exchange Commission. The Company engages in various businesses of a broker-dealer including principal and agency trading, investment banking and underwriting activities. The Company clears its securities transactions on a fully disclosed basis with other broker-dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2006.

On November 10, 2006, effective as of November 1, 2006, the Company was acquired by and became a 100% owned subsidiary of Empire Financial Holding Company (Empire). As of February 28, 2007, the Company and Empire have not received the final approved Membership Agreement from the NASD. Prior to November 10, 2006, the Company, was a 98% owned subsidiary of Jesup & Lamont Holding Corporation.

## 2. Significant Accounting Policies

### Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash Equivalents

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

### Securities Transactions

Principal transactions, agency commissions and related clearing expenses are recorded on a trade-date basis.

Securities owned which are traded on a national securities exchange or listed on NASDAQ, are valued at the last reported sales prices of the year. Securities owned, which have exercise or holding period restrictions, are valued at fair value as determined by the Company's management. Unrealized gains and losses resulting from changes in valuation are reflected in net gain (loss) on securities transactions. The carrying values of all other financial instruments approximate their fair values due to the relatively short-term nature of these instruments. Trade receivables and payables for security transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Investment banking revenue includes fees earned from providing merger and acquisition services, private and public offerings of debt and equity securities and financial restructuring advisory services.

Investment banking revenues are recorded upon the closing of the transaction, when it can be determined that the fees have been irrevocably earned.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost and are being depreciated over three and seven years which approximates their useful lives, using the straight-line method. Leasehold improvements are being amortized using the straight-line method over the term of the related office space lease. Major expenditures for furniture and equipment and those which substantially increase their useful lives, are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Income Taxes

The Company accounts for taxes in accordance with Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*," which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Intangible Assets

Intangible assets consist of customer lists and trademark. The customer lists are being amortized on a straight line basis over their expected economic lives. The trademark is not amortized but instead will be annually evaluated for impairment. If it is determined that the trademark is impaired it will be written down to its estimated fair value.

In applying the purchase method of accounting, as a result of the acquisition of the Company by Empire, the Company recorded the fair value of its customer list totaling $1,276,990, and its trademark totaling $3,713,665 at December 31, 2006. This resulted in an increase in additional paid-in capital of $4,990,655.

The customer list is being amortized straight line over 10 years. The trademark is not being amortized.

## 3. Furniture, Equipment and Leasehold Improvements

Components of furniture, equipment and leasehold improvements include the following:

| | |
|---|---|
| Leasehold improvements | $248,314 |
| Computer equipment | 355,160 |
| Furniture and fixtures | 234,779 |
| Total cost | 838,253 |
| Less accumulated depreciation and amortization | 542,518 |
| | $295,735 |

Depreciation and amortization amounted to $166,047 for the year ended December 31, 2006

## 4. Due From Officers

At December 31, 2006, the Company had an outstanding note receivable of $571,972 (including accrued interest of $19,581) due from its Chairman, which bears interest at the rate of 3%. The note is due on demand and secured by real property.

At December 31, 2006, the Company had an outstanding demand loan of $67,060 due from its President. The loan is unsecured, non-interest bearing and due on demand.

## 5. Intangible Assets

Prior to 2006, the Company acquired substantially all of the assets of a registered securities broker-dealer. Of the total purchase price, $25,000 was allocated to tangible assets, and the remainder was allocated to intangible assets, principally customer lists. The seller or its designee is entitled to receive additional consideration equal to 7% of the gross commissions of that business, until the earlier to occur of (i) January 1, 2008 or (ii) the date that the aggregate payments of gross commissions equal to $490,000. This additional consideration is being charged to compensation as earned, and amounted to approximately $77,306 for 2006. The annual amortization of these customer lists is $61,000.

A summary of the intangible assets at December 31, 2006, is as follows:

| | |
|---|---|
| Trademarks | $3,713,665 |
| Customer lists | 1,581,990 |
| Total cost | 5,295,655 |
| Less accumulated amortization | 183,000 |
| | $5,112,655 |

## 6. Transactions with Clearing Organization

During 2006, the Company renegotiated its clearing agreement with First Clearing Corp. As a result, the Company agreed to extend the terms of the agreement through 2010. In connection with this renegotiation, the Company received additional compensation of $900,000 which is reflected in other income on the statement of operations. In addition, the Company will receive a total of eight months of clearing rebates over the next three years. The Company also renegotiated its clearing terms by decreasing its ticket and execution costs and increasing its sharing arrangements. If the Company terminates the agreement early, it will be subject to certain termination fees.

## 7. Income Taxes

The Company will file a consolidated income tax return with Empire. For financial reporting purposes, the Company determines its income tax provision on a separate company basis.

At December 31, 2006, the Company had deferred tax assets of approximately $2,412,000, which are primarily due to net operating loss carryforwards. Such amount has been fully reserved based on the likelihood of realization. During 2006, the valuation allowance increased by approximately $386,000.

At December 31, 2006, the Company's federal net operating loss carryforwards of approximated $4,906,000, expiring from 2020 through 2027. These carryforwards will be limited due to a change in ownership.

## 8. Stockholders' Equity, Net Capital and Other Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. The Company's net capital, as defined, is required to be the greater of $100,000 or the minimum net capital based on aggregate indebtedness. As of December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 2.73 to 1 and its net capital was $358,443 which was $258,443 in excess of the minimum net capital requirement.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

## 9. Transactions With Parent Companies

Before the sale to Empire in November of 2006 the Company's previous parent was a non-operating holding company. During 2006 the Company made payments aggregating, $82,544 to third parties on behalf of the parent to enable it to meet its obligations. The entire $82,544 balance remains due as of December 31, 2006, the former parent purchased additional shares in the Company for $1,000,000 in cash which has been recorded as additional paid-in capital.

In November of 2006, Empire, the new parent, made a cash contribution to capital of $250,000 which has been recorded as additional paid in capital.

## 10. Commitments and Contingencies

### Operating Leases

As of December 31, 2006, the Company is obligated under several noncancelable lease agreements for office space, expiring at various dates through June 30, 2009. Deferred rent includes (a) $34,093 representing the difference between rent payable calculated over the lease terms on a straight-line basis and rent payable on a cash basis, and, (b) $40,000 representing a lease deposit assigned to the Company by a prior tenant upon the Company's assumption of the lease, which will be amortized as a reduction of rent expense over the remaining lease term. For the year ended December 31, 2006, rent expense was reduced by $54,108 for amortization of these amounts. Rent expense for all leases for the year ended December 31, 2006 totaled $1,124,702. The Company is also obligated under several noncancelable lease agreements for office equipment expiring at various dates through March 2010. The leases provide for minimum lease payments as follows:

| Year Ending December 31, | |
|---|---|
| 2007 | $ 1,411,617 |
| 2008 | 850,365 |
| 2009 | 331,936 |
| 2010 | 390 |
| | $ 2,594,308 |

### Litigation

The Company was a party to a customer arbitration seeking $650,000 in damages. The customer was awarded $150,000 in January 2007. The entire award was covered under the company's E&O insurance and has been paid by the insurance carrier.

## 11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's transactions are cleared by another broker-dealer in securities pursuant to a clearance agreement. Although the Company clears its transactions through another broker-dealer in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The Company maintains its cash in bank deposit accounts which, at times may exceed federal insured limits. At December 31, 2006, substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

**JESUP & LAMONT SECURITIES CORPORATION**
**(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)**
**COMPUTATION AND RECONCILIATION OF NET CAPITAL**
**UNDER RULE 15c3-1 OF THE**
**SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2006**

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:**

| | | |
|---|---|---|
| Total stockholder's equity | | $7,237,556 |
| Deductions: | | |
| Non-allowable assets: | | |
| Due from officers | 639,032 | |
| Furniture and equipment, net | 295,735 | |
| Intangible assets | 5,112,655 | |
| Securities not readily marketable, at estimated fair value | 9,720 | |
| Due from parent and former parent | 153,694 | |
| Other assets | 660,133 | |
| Total non-allowable assets | | 6,870,969 |
| Net capital before haircuts on securities positions | | 366,587 |
| Haircuts on securities positions | | (8,144) |
| Net capital | | 358,443 |
| Aggregate indebtedness: | | |
| Accrued expenses and other liabilities | 888,662 | |
| Note payable | 12,584 | |
| Deferred rent payable | 74,093 | |
| Total aggregate indebtedness | 975,339 | |
| Computation of basic net capital requirement: | | |
| 6 2/3% of aggregate indebtedness | 65,022 | |
| Minimum dollar net capital requirement (based on the number securities in which the Company makes a market.) | 100,000 | |
| Basic net capital requirement | | 100,000 |
| Net capital in excess of required minimum | | 258,443 |
| Excess net capital at 1,000% | | 260,909 |
| Ratio of aggregate indebtedness to net capital | | 2.73 to 1 |

**RECONCILIATION:**

| | |
|---|---|
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006) | |
| Net capital, as reported in Company's Part II | 358,443 |
| Net capital, per December 31, 2006 audited report, as filed | $358,443 |

**JESUP & LAMONT SECURITIES CORPORATION**
**(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)**
**INFORMATION RELATING TO THE POSSESSION OR**
**CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION**
**RULE 15c-3-3**
**AS OF DECEMBER 31, 2006**

Jesup & Lamont Securities Corporation is not required to file the above schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

**To the Stockholder**
**Jesup & Lamont Securities Corporation**
**New York, New York**

We have audited the financial statements of Jesup & Lamont Securities Corporation (a wholly-owned subsidiary of Empire Financial Holding Company), for the year ended December 31, 2006, and have issued our report thereon dated February 26, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Jesup & Lamont Securities Corporation, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule I5c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule I7a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Jesup & Lamont Securities Corporation, taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Miller, Ellin & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2007

END